SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial
Information for the Three and Nine-month Periods
Ended September 30, 2006 and 2005 and
Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders Votorantim Celulose e Papel S.A.

1

We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”) as of September 30, 2006, and the related condensed consolidated statements of income and of cash flows for each of the three and nine-month periods ended September 30, 2006 and September 30, 2005. This interim financial information is the responsibility of the Company’s management.

2

We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 280 million and US$ 262 million as of September 30, 2006 and December 31, 2005, and for which the equity in earnings, included in net income, totaled US$ 41 million and US $25 million for the nine-month periods ended September 30, 2006 and September 30, 2005.

3

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4

Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

Votorantim Celulose e Papel S.A.

5

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income and of cash flows for the year then ended (not presented herein), and in our report dated January 17, 2006 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, October 11, 2006

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares

	September 30, 2006	December 31, 2005

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	486	261
Available for sale securities	262	446
Trade accounts receivable, net	187	212
Inventories	210	157
Recoverable taxes	74	57
Deferred income tax	51	7
Other	20	24

	1,290	1,164

Investment in affiliates and goodwill	957	596
Property, plant and equipment, net	1,936	1,758

	2,893	2,354

Other assets
Recoverable taxes	30	31
Deferred income tax	70	89
Judicial deposits	96	87
Other	13	6

	209	213

Total assets	4,392	3,731

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares	(continued)

	September 30, 2006	December 31, 2005

	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Trade payables	100	64
Short-term debt	200	132
Current portion of long-term debt	164	79
Unrealized loss from cross currency interest rate swaps	57	6
Payroll, profit sharing and related charges	23	20
Taxes on income and other taxes	13	21
Interest attributable to capital payable	—	103
Other	24	20

	581	445

Long-term liabilities
Long-term debt	1,180	1,285
Unrealized loss from cross currency interest rate swaps	76	71
Provisions for legal proceedings	168	172
Post-retirement benefits	24	21

	1,448	1,549

Commitments and contingencies (Note 15)
Shareholders’ equity
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued (2005 - 85,911,046)	1,026	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued	1,053	1,053
Additional paid in capital	29	29
Treasury shares, at cost 2006 - 1,031,800 and 2005 - 1,081,500 preferred shares	(12)	(13)
Appropriated retained earnings	72	72
Unappropriated retained earnings	756	487
Accumulated other comprehensive deficit
Cumulative translation adjustment	(561)	(687)
Net unrealized gains on available for sale securities	—	11

	2,363	1,737

Total liabilities and shareholders’ equity	4,392	3,731

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
In millions of U.S. dollars, except number of shares and basic and diluted earnings per share

	Three-month period ended September 30		Nine-month period ended September 30

	2006	2005	2006	2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales: (net of sales taxes: three months to September 2006 - US$ 54, 2005 - US$ 48; nine months to September 2006 - US$ 154, 2005 - US$ 129)	168	148	479	398
Export sales	144	143	454	417

	312	291	933	815

Operating costs and expenses
Cost of sales	192	172	567	462
Selling and marketing	31	36	99	100
General and administrative	15	14	43	38
Other, net	10	8	16	11

	248	230	725	611

Operating income	64	61	208	204
Non-operating income (expense)
Financial income	34	27	127	48
Financial expense	(47)	(32)	(120)	(75)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(9)	4	(2)	36

	(22)	(1)	5	9

Income before taxes on income and equity in affiliates	42	60	213	213
Income tax expense
Current	(4)	(19)	(19)	(54)
Deferred	9	9	17	23

	5	(10)	(2)	(31)

Income before equity in affiliates	47	50	211	182
Equity in earnings of affiliates	32	10	59	31

Net income	79	60	270	213

Net income applicable to preferred stock	36	28	132	100
Net income applicable to common stock	43	32	138	113

Net income	79	60	270	213

Basic and diluted earnings per share - in U.S. dollars
Preferred	0.41	0.33	1.39	1.18
Common	0.37	0.30	1.27	1.07
Weighted average number of shares outstanding (thousand)
Preferred	97,411	85,451	89,702	85,451
Common	105,702	105,702	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
In millions of U.S. dollars

	Three-month period ended September 30		Nine-month period ended September 30

	2006	2005	2006	2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	79	60	270	213
Adjustments to reconcile net income to cash from operating activities
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net	9	(4)	2	(36)
Equity in earnings of affiliates	(32)	(10)	(59)	(31)
Deferred income tax	(9)	(9)	(17)	(23)
Depreciation and depletion	51	35	142	87
Loss on disposal of property, plant and equipment	9	6	11	7
(Decrease) increase in assets
Trade accounts receivable	(26)	(11)	21	9
Inventories	(20)	1	(30)	(15)
Other assets	(21)	12	(22)	(11)
Decrease (increase) in liabilities	20	(8)	(82)	(19)

Net cash provided by operating activities	60	72	236	181

Cash flows from investing activities
Proceeds from sale of held-to-maturity investments	—	—	—	6
Sale (purchase) of available for sale securities, net of proceeds from sales and matured securities	(2)	(4)	254	(66)
Acquisition of an interest in affiliate (Note 3)				(275)
Interest on equity and dividends received	8	1	11	11
Acquisition of property, plant and equipment	(60)	(59)	(199)	(155)

Net cash provided by (used in) investing activities	(54)	(62)	66	(479)

Cash flows from financing activities
Short-term debt	33	(53)	122	(68)
Third parties long-term debt
Issuances	84	170	134	874
Repayments	(34)	(19)	(230)	(296)
Related parties long-term debt
Issuances	14	10	45	31
Repayments	(13)	(10)	(33)	(29)
Sales (purchases) of treasury shares	1	(13)	1	(11)
Dividends paid	—	—	(110)	(82)

Net cash provided by (used in) financing activities	85	85	(71)	419

Effect of exchange rate changes on cash and cash equivalents	(4)	(45)	(6)	2

Net increase in cash and cash equivalents	87	50	225	123

Cash and cash equivalents at beginning of period	399	224	261	151

Cash and cash equivalents at end of period	486	274	486	274

Supplemental cash flow information
Cash paid during the period for
Income tax	5	10	5	33
Interest	21	15	66	43
Supplemental non cash flow information
Income tax offset with tax credits	—	—	12	—
Acquisition of affiliate (Note 4(a))	—	—	241	—

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”, “VCP” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol “VCPA4.” Our American Depositary Shares (“ADSs”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The condensed consolidated financial information as at and for the three and nine-month periods ended September 30, 2006 and 2005 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed consolidated interim financial information should be read in conjunction with our financial statements prepared as at and for the year ended December 31, 2005. Our results for the nine-months period ended September 30, 2006 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2006.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2005.

Our balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. (“VEP”) merged into VCP on April 1, 2006, VCP Florestal Ltda. (merged into VCP on January 1, 2005), Normus Emprendimentos e Participações Ltda., Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. (“Aracruz “), in which we acquired our interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”) are accounted for using the equity method.

On March 31, 2005, Ripasa Participações S.A. (“Ripar”) a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa S.A. Celulose e Papel (“Ripasa”), a Brazilian pulp and paper producer. On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)). On July 4, 2006, the joint venture partners paid to a group of Ripasa’s minority preferred non-voting shareholders R$154, equivalent, at that date, to US$ 71. We account for our interest in Ripasa following the equity method of accounting using financial information as of one month before the end of the current quarter.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (September 30, 2006 - R$2.1742: US$ 1.00; December 31, 2005 - R$2.3407: US$ 1.00), and all accounts in the interim statement of income and cash flows at the average rates of exchange in effect during the period (September 30, 2006 - R$2.1710: US$ 1.00; September 30, 2005 - R$2.3449: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment (“CTA”) account in shareholders’ equity.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

(b)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 20 and US$ 17 in the three months ended September 30, 2006 and 2005, respectively, and US$ 56 and US$ 55 in the nine months ended September 30, 2006 and 2005, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 “Accounting for the impairment or disposal of long-lived assets”.

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or are expected to have a material impact on the financial position and results of operations of the Company.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

(a)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The main topics are described below:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133.

•

Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

•

Amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

(b)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

(c)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. According to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(d)	In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

•

Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation - in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

•

Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

	•	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions).

•

Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

This Statement amends the following Statements:

	•	SFAS No. 87 “Employers’ Accounting for Pensions”

	•	SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”

	•	SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”

	•	SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”

An employer with publicly traded equity securities, which is the case of VCP, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

(e)

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.

This Interpretation prescribes a (more-likely-than-not) recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on  derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

This Interpretation does not change the classification requirements for deferred taxes. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Also, following this Interpretation, the use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. However, the requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

This Interpretation is effective for fiscal years beginning after December 15, 2006.

4	Asset Exchange, Acquisition of Affiliates and Disposal of Plant

(a)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper Investments (Holland) B.V. (“International Paper”), to exchange industrial and forestry assets between the two entities. Under the terms of the agreement, VCP will transfer to International Paper its pulp and paper plant located in the city of Luiz Antonio (State of São Paulo) and its timberlands. International Paper will in turn, transfer to VCP assets linked to the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill  development and construction project, amounting to US$ 1,150, located in the city of Três Lagoas (State of Mato Grosso do Sul).

The assets exchange transaction is expected to be concluded by February 1, 2007.

(b)	Ripasa

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$ 275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa. On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting share capital and 46.06% of the total stock, for the reais equivalent, at that date, of US$ 550.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

In April 2006 VCP and Suzano entered into a judicial agreement with a group of Ripasa preferred shareholders, with the aim of settling the claims challenging Ripasa’s corporate restructuring and implementation of its restructuring. On July 4, 2006, VCP and Suzano paid to the former Ripasa minority preferred shareholders R$ 1.0538 for each Ripasa preferred share held by them totaling R$ 154, equivalent, at that date, of US$ 71 (corresponding to an additional US$ 36 cash disbursement for VCP shares).

On May 24, 2006, the General Meeting of VCP, Suzano, Ripasa and Ripar, approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano share, in equal parts. The restructuring involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. As a result of this restructuring, Ripasa’s minority preferred shareholders became shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution (the “Protocol”) that VCP, Suzano, Ripasa and Ripar executed on May 5, 2006. As consequence of this, VCP’s capital increased by US$ 241 from US$ 1,838 to US$ 2,079 upon the issuance of 12,532,009 preferred shares, with no par value, to the former Ripasa shareholders for the purchase of the remaining outstanding voting and preferred shares.

After the corporate restructuring referred to above, VCP and Suzano are jointly the sole owners of all Ripasa shares. Our shares correspond to 50% of the Ripasa shares, representing 83,563,025 common shares and 101,759,330 preferred shares. We presently account for our interest in Ripasa following the equity method of accounting using financial information as of one month before the end of the current quarter.

This transaction is being reviewed by the Brazilian antitrust authorities and is subject to their approval.

In connection with the corporate restructuring mentioned, VCP has a call option to acquire 3,124,139 of its own preferred shares during a twelve-month period starting on the fifth anniversary of the closing, for the reais equivalent, at that date, of US$ 160 plus interest. The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their preferred shares during a period of five years from the closing date.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

(c)	Aracruz

On October 3, 2001, we acquired through Newark 127,506,457 common shares of Aracruz, representing 28.00% of the voting share capital and 12.35% of the total stock of Aracruz, for US$ 370, when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member holding 28% of the voting shares and three seats on the board of directors), and BNDESPAR (with 12.5% of the voting shares and one seat on the board of directors). The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.

A goodwill impairment adjustment was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 (gross of deferred income tax effects of US$ 46) and was charged directly to income. At September 30, 2006, Aracruz ADSs traded at US$ 49.77.

(d)	Announced intention to sell of plant

On September 4, 2006, the Company announced its intention to sell one of its paper plants, located in the municipality of Mogi das Cruzes in the State of São Paulo. The production sales of the Mogi das Cruzes paper plant represent approximately 2% of the Company total net sales.

The Company has assessed its plan to sell this plant under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and has concluded that, at September 30, 2006, it has not met all the criteria required by SFAS 144, to classify and account for the plant as an asset held for sale.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

          Analysis of deferred tax balances

	September 30, 2006	December 31, 2005

	(Unaudited)
Deferred tax assets
Cross currency interest rate swap contracts	50	30
Tax effects on impairment of Aracruz (Note 4 (b))	46	46
Provisions	31	28
Post-retirement benefits	8	7
Tax loss carryforwards	2	7
Others	—	1

Total deferred tax assets	137	119

Deferred tax liabilities
Accelerated depreciation and US GAAP adjustments	(14)	(17)
Tax effect on unrealized gains on cross currency interest rate swap contracts	(2)	—
Tax effect on unrealized gains on available for sale securities	—	(6)

Total deferred tax liabilities	(16)	(23)

Net deferred tax assets	121	96
Less: current portion	(51)	(7)

Non-current portion	70	89

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

6	Available for Sale Securities

	September 30, 2006	December 31, 2005

	(Unaudited)
Denominated in reais
Securities	198	207
Foreign Government Bonds	64	54
Credit linked notes	—	30
Denominated in U.S. dollars
Brazilian Government Bonds	—	155

Total - current and non-current	262	446

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in “Net unrealized gains (losses) on available for sale securities” directly in shareholders’ equity. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as “financial income”, in the statement of income.

7	Trade Accounts Receivable, Net

	September 30, 2006	December 31, 2005

	(Unaudited)
Domestic receivables	160	124
Export receivables, denominated in U.S. dollars	35	95
Allowance for doubtful accounts	(8)	(7)

	187	212

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

8	Inventories

	September 30, 2006	December 31, 2005

	(Unaudited)
Finished products	92	64
Work in process	10	8
Raw materials and supplies	100	82
Imports in transit and other	8	3

	210	157

9	Property, Plant and Equipment, Net

	September 30, 2006	December 31, 2005

	(Unaudited)
Land	184	155
Buildings	148	138
Machinery, equipment and installations	1,542	1,393
Forests	377	315
Other	192	174
Construction in progress	137	93

	2,581	2,268
Accumulated depreciation and depletion	(645)	(510)

	1,936	1,758

In May 2006, based on an appraisal, the machinery, equipment and installations total useful lives were modified from 25 years to 18 years and 3 months. As consequence, the depreciation expenses increased in the third quarter of 2006 by US$ 49 when compared to the third quarter of 2005.

Additionally, the Company concluded the physical inventory of machinery, equipment and installations and recorded an effect of write-off totaling US$ 8.

Interest capitalized on construction in progress in nine-months period ended September 30, 2006 - US$ 6 (September 30, 2005 – US$ 4).

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.5% at September 30, 2006 (2005 - 4.6%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11	Long-term Debt

	Interest rate September 30, 2006	September 30, 2006	December 31, 2005

		(Unaudited)
Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 0.95%	907	936
Others		—	1

Total third parties		907	937

Related parties
In U.S. dollars
VOTO III loan	7.88%	40	41
VOTO IV loan	7.75%	205	201
In reais
Banco Nacional de Desenvolvimento
Econômico e Social (“BNDES”)
TJLP	TJLP + 3.5%	166	158
UMBNDES	12.45%	26	27

Total related parties		437	427

Total debt		1,344	1,364
Less: current portion		(164)	(79)

Long-term portion		1,180	1,285

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

	•	LIBOR (London Interbank Offered Rate) at September 30, 2006 was 5.37% p.a. (2005 - 4.63%).

	•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At September 30, 2006 the TJLP was 7.5% p.a. (2005 - 9.75%).

	•	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a)	Export credits (prepayment)

In September 2006, we signed an Export Prepayment contract with ABN Amro Bank for US$ 83 at LIBOR plus 0.58%. Payments are due through 2014 in installments to match export shipments. The financings are guaranteed by export contracts.

In June 2006, we signed an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$ 65 at LIBOR plus 0.34% from 2009 through 2014 in installments to match export shipments.

In July 2005, we signed an Export Prepayment contract with Banco Santander Central Hispano London Branch for US$ 100 at LIBOR plus 1.58%. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In May 2005, we signed an Export Prepayment contract with ING Bank N.V. and Bayerishe Hypo und Vercinsbank for US$ 50 at LIBOR plus 1.5% and US$ 100 at LIBOR plus 1.49%, respectively. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In March 2005, we signed an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$ 300 at LIBOR plus 1.63%. Payments are due through 2012 in installment to match export shipments. We utilized US$ 275 to finance the acquisition of our investment in Ripasa and the financings are guaranteed by export contracts by the borrowers, VCP and VEP. VCP is the primary obligor and has unconditionally and irrevocably agreed that if payments are not made, VCP will pay the lenders, which are ABN Amro Bank, Banco Santander Central Hispano and BNP Paribás, such outstanding amounts at the due date.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. The financings are guaranteed by export contracts by the borrowers, which are VEP and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

(b)	VOTO III Loan

In January 2004, VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

(c)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interests in VOTO IV and together with VPAR we are the guarantors for this operation.

(d)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum and carries annual interest of 9.64%. This financing will mature in July 2015. VCP has drawn down US$ 72 to date.

(e)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

(f)	Long-term debt maturities

At September 30, 2006, the long-term position of long-term debt maturities is as follows:

(Unaudited)

2007	32
2008	101
2009	84
2010	91
2011	293
After 2011	579

1,180

(g)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	September 31, 2006	December 31, 2005

		(Unaudited)
Cash, cash equivalents and available for sale
Votorantim Group Banco Votorantim S.A.	Surplus cash funds invested with Votorantim Group financial institutions	424	576
Unrealized gains (losses) from cross currency interest rate swaps
Votorantim Group Banco Votorantim S.A.	Arising from swap contract transactions in which the Votorantim Group financial institution acts as counter-party	(133)	(54)
Long-term loans from related parties
Votorantim Group
VOTO III		40	41
VOTO IV		205	201
BNDES (shareholder)		192	184
Trade payables from related parties Ripasa (i)	Purchases of wood, pulp and paper	21	12

(i) Since September 1, 2006, the Americana plant of Ripasa concentrated sales of their finished products to VCP and Suzano in proportion of 50% for each one. Total purchases amounted to US$ 24 during the period.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

13	Financial Instruments

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At September 30, 2006 and December 31, 2005 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 259 and US$ 564, respectively and their fair values of negative US$ 134 and positive US$ 15, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The carrying amounts and fair values of our financial instruments were as follows:

	September 30, 2006		December 31, 2005

	(Unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value

Cash and cash equivalents	486	486	261	261
Available for sale securities
Securities tradable	198	198	207	207
Brazilian Government Bonds denominated in U.S. dollars	—	—	155	155
Foreign Government Bonds denominated in reais	64	64	54	54
Credit linked notes			30	30
Unrealized gains (losses) from cross currency interest rate swaps	(140)	(133)	(34)	(77)
Short-term debt	200	200	132	132
Long-term debt	1,344	1,362	1,364	1,371

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

14	Segment Information

	Three-month period ended September 30

			(Unaudited)
	2006		2005

	Pulp	Paper	Pulp	Paper

Revenues from external customers	126	186	110	181
Intersegment revenues	65	—	64	—
Segment operating income	52	12	31	30

	Nine-month period ended September 30

			(Unaudited)
	2006		2005

	Pulp	Paper	Pulp	Paper

Revenues from external customers	372	561	324	491
Intersegment revenues	189	—	190	—
Segment operating income	135	73	130	74

At September 30, 2006 pulp and paper segment total assets had increased by US$ 140 and US$ 38 respectively, from amounts reported at December 31, 2005. In the nine-month period ended September 30, 2006, acquisitions of property, plant and equipment totaled US$ 157 for pulp and US$ 42 for paper.

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets-other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

	September 30, 2006		December 31, 2005

	(Unaudited)
Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	90	152	83	157
Labor-related	6	10	4	11
Civil-related	—	6	—	4

	96	168	87	172

In 1998, Brazilian Law 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (applying to other revenue lines and not only billings), while art the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received an unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues was inappropriate. As a result, in the second quarter of 2006 we reversed US$ 29 and in the third quarter US$ 1, in the statement of income as “financial income”.

We have long-term “Take-or-Pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are approximately US$ 29 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these “vendor programs” we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At September 30, 2006, customer guarantees provided by us totaled US$ 77, including interest (US$ 57 at December 31, 2005). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

16	Post-retirement Benefits

The Company has an actuarial liability that relates to its proportion of the costs of a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the nine-month period ended September 30, 2006 and for the year ended December 31, 2005 amounted to US$ 1 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 24 at September 30, 2006 and US$ 21 at December 31, 2005.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2005. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.5% as of December 31, 2005. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2005.

17	Shareholders’ Equity

Summary of the changes in shareholders’ equity:

	Nine-month period ended September 30, 2006	For the year ended December 31, 2005

	(Unaudited)
Shareholders’ equity at beginning of period and year	1,737	1,498
Capital increase (*)	241
Treasury shares - preferred shares purchased		(11)
Treasury shares - preferred shares sold	1
Dividends		(205)
Net income	270	264
Available-for-sales securities, net of taxes	(11)	11
Cumulative translation adjustments	125	180

Shareholders’ equity at end of period and year	2,363	1,737

(*) Please see note 4 (b).

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information
In millions of U.S. dollars, except number of shares

18	Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period ended September 30		Nine-month period ended September 30

	(Unaudited)		(Unaudited)
	2006	2005	2006	2005

Net income	79	60	270	213
Translation adjustments	(14)	90	125	264
Realized gain on sale of available for sale			(11)	9
Unrealized gains on available for sale securities, net of tax		(2)

Comprehensive income	65	148	384	486

*           *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 10/16/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer